SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED

IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND

(d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

(AMENDMENT NO.     )*

Cardlytics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14161W105

(CUSIP Number)

August 26, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Aimia Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,478,014 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,478,014 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,478,014 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.47% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)

The shares are legally and beneficially owned by Aeroplan Holdings Europe Sàrl. Through its parent/subsidiary relationship, Aimia Inc. may be deemed the beneficial owner of the same securities as its subsidiary Aeroplan Holdings Europe Sàrl and may have direct or indirect voting and/or investment discretion over 1,478,014 shares.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Aimia Inc. is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

(2)

Based on 22,842,058 shares of common stock outstanding as of July 31, 2019 reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019.

1	NAMES OF REPORTING PERSONS Aeroplan Holdings Europe Sàrl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,478,014 (3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,478,014 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,478,014 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.47% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(3)	See Footnote 1 above.
(4)	See Footnote 2 above.

Item 1(a).	Name of Issuer:

Cardlytics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

675 Ponce de Leon Avenue NE, Ste 6000, Atlanta GA 30308

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of each of Aeroplan Holdings Europe Sàrl and its parent corporation, Aimia Inc. (together, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address for each of the Reporting Persons is:

c/o Aimia Inc.

525 Viger Avenue West, Suite 1000, Montreal, QC Canada    H2Z 0B2

Item 2(c).	Citizenship:

Aeroplan Holdings Europe Sàrl is a company under the laws of Luxembourg.

Aimia Inc. is a corporation under the laws of Canada.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

14161W105

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n): N/A

Not applicable.

Item 4.	Ownership.

Based on 22,842,058 shares of common stock outstanding as of July 31, 2019 reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Aimia Inc. is a Parent Holding Company and the indirect parent of the following subsidiary, which is the beneficial owner of the number and percentage of securities which are the subject of this filing as set forth next to its name:

Aeroplan Holdings Europe Sàrl – CO - 1,478,014 shares – 6.47%

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that Aimia Inc. is, for purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of Aimia Inc. and Aeroplan Holdings Europe Sàrl certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2019

AIMIA INC.

By:	/s/ Edouard Vo-Quang
Name: Edouard Vo-Quang
Title: General Counsel and Corporate Secretary

AEROPLAN HOLDINGS EUROPE SARL

By:	/s/ Steven Leonard
Name: Steven Leonard
Title: Manager A